REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
(310) 217-9400

October 13, 2009

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
United States Securities and Exchange Commission
Division of Corporate Finance

RE:	Reed’s Inc. Registration Statement on Form S-3/A File No. 333-156908 Filed September 15, 2009

Dear Mr. Reynolds:

Set forth below are Reed’s, Inc.’s (the “Company” or “Reed’s”) responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 7, 2009.  References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Please be advised that, as reflected in the revised registration statement on Form S-3/A filed in conjunction with this letter, we have reduced the number of shares of Series B Convertible Preferred Stock underlying the rights offered from 300 shares to 225 shares and have reduced the corresponding offering amount from $3,000,000 to $2,250,000.

Exhibit 5.1 – Legality Opinion

1.
We note your statement in the legality opinion of Qashu & Schoenthaler LLP that “we are not members of the bar of the State of Delaware, nor do we purport to be experts in the laws of the State of Delaware.”  It is inappropriate for counsel to qualify the legality opinion by indicating or implying that it is not qualified to opinion on the law of the relevant jurisdiction.  Revise to delete the noted statements.

Response:  Counsel has revised its legal opinion to delete the statements noted by the Staff.

2.
We also note your statement that “the opinions expressed herein are based upon and limited to the General Corporation Law of the State of Delaware, as amended.” Please revise to indicate that you are opining upon Delaware corporate law including the statutory provision and regulations and all applicable judicial and regulatory decisions interpreting those laws.

Response:  Counsel has revised its legal opinion to include a statement that, “[a]s used herein, the term “General Corporation Law of the State of Delaware, as amended” includes the statutory provisions and regulations and also all applicable provisions of the Delaware Constitution and reported judicial and regulatory decisions interpreting these laws

We hope that the information contained in this letter satisfactorily addresses the Staff’s comments.  Please do not hesitate to contact Ruba Qashu, Esq., Qashu & Schoenthaler LLP, by telephone at (949) 355-5405 or by facsimile at (866) 313-3040.

Sincerely, /s/ Christopher J. Reed Christopher J. Reed Chief Executive Officer Reed’s, Inc.